Exhibit 99.2

RECONCILIATION PREPARED UNDER ITEM 17 BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IFRS”) AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES OF THE COMMISSION FOR THE FINANCIAL MARKET (“CHILEAN BANK GAAP”).

Accounting Standards Applied as of December 31, 2020 and for the year then ended.

Itaú Corpbanca and its subsidiaries (hereinafter jointly referred to as the “Bank” or “Itaú Corpbanca”) is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its consolidated financial statements in accordance with IFRS for purposes of filing its annual report on Form 20-F with the Securities and Exchange Commission. As required by the General Banking Law, which subjects Chilean banks to the regulatory supervision of the Commission for the Financial Market (onwards “CMF”), and which mandates that Chilean banks abide by the accounting standards stipulated by the CMF, our locally-filed consolidated financial statements have been prepared in accordance with Chilean Bank GAAP.

Significant measurement differences exist between IFRS and Chilean Bank GAAP, and those differences may be material from the financial information that we have provided in this Registration Statement. In making an investment decision, investors must rely upon their own examination of our business and financial condition and our financial information. Potential investors should consult their own professional advisors for an understanding of the differences between IFRS and Chilean Bank GAAP and how those differences might affect the financial information we have provided in this Registration Statement. The following summarizes the principal differences between IFRS and Chilean Bank GAAP and the effects on our consolidated statement of financial position as of December 31, 2020 and consolidated statements of income and comprehensive income for the year then ended.

1.  Differences between IFRS-IASB and Chilean Bank GAAP

As stated above, Chilean Bank GAAP, as prescribed by the Compendium of Accounting Standards issued by the CMF (the “Compendium”), differs in certain respects from IFRS. The differences that should be considered are the following:

(a)         Measurement and classification: Investments in associates

Itau Corpbanca has equity security investments in companies classified under “Investments in associates”. For these investments, the Bank does not have either control nor significant influence and, some of them, are not held for trading purposes. Under IAS 39 there is an option to record these investments at its cost.

IFRS 9 requires to initially record these investments at its fair value. Upon inception an entity must classify these investments either as “Financial instruments at fair value through profit or loss” (FVP&L) or “Financial instruments at fair value through other comprehensive income” (FVOCI).

The investments in companies held by Itau Corpbanca Chile, are classified under “Financial instruments at fair value through profit or loss” while investments in companies held by Itau Corpbanca Colombia are classified under “Financial instruments at fair value through other comprehensive income”.

(a.1)            Financial instruments at fair value through profit or loss

The adjustment includes the reclassification of the investments in companies held by Itau Corpbanca Chile from “Investments in associates” to “Financial instruments at fair value through profit or loss” for Ch$1,559 million and the remeasurement adjustment to record the investments at fair value for Ch$782 million, Ch$41 million where adjusted on profit and loss of the current period and Ch$741 million where adjusted on equity as they correspond to the adjustment from prior periods.

(a.2)            Financial instruments at fair value through other comprehensive income

Includes the reclassification of investments in companies held by Itau Corpbanca Colombia classified under of “Investments in associates” for local purposes to “Financial instruments at fair value through other comprehensive income” of Ch$3,277 million and the remeasurement adjustment to record the investments at fair value for Ch$2,902 million. The adjustment is composed of Ch$1,170 million of fair value adjustment and Ch$1,732 million corresponds to exchange differences. Fair value adjustment for Ch$356 million where adjusted on other comprehensive income of the current period and Ch$814 million where adjusted on equity as they correspond to the adjustment from prior periods. Foreign exchange differences for Ch$636 million were recorded on other comprehensive income of the current period and Ch$1,096 million on accumulated income as it corresponds to the effect from prior periods.

(a.3)             Investments in associates

Includes the reclassification from “Investments in associates” to "Financial Instruments at fair value through profit or loss" and "Financial Instruments at fair value through other comprehensive income" for Ch$4,836 million.

(a.4)            Net income from financial operations

Includes reclassification of income recorded in “Income from investments in associates” from the investments reclassified from “Investments in associates” to FVOCI and FVP&L for Ch$1,455 million.

The adjustment also includes the effect for the year from remeasuring the investments classified in FVP&L for Ch$41 million and the reversal of the profit recorded on sale of equity investments classified under FVOCI for Ch$447 million.

(b)        Measurement and classification: Provision for loan losses

For the purposes of Provision for loan losses, the Compendium requires local banks to use the standard risk models established in Chapter B-1. These credit risk models do not comply with requirements set out by IFRS 9, which establishes that impairment to be determined on an expected loss methodology based on three stages according to the level of risk since inception. In addition, under IFRS 9 debt instruments are subject to expected credit risk provisions, which are not required for local purposes.

(b.1)            Loans and accounts receivable from customers at amortized cost

The Bank has developed impairment models based on an expected loss methodology in order to meet requirements set out on IFRS 9. Based on them, the new Provision for loan losses has been estimated. The adjustment includes the remeasurement of a higher provision for loan losses according to the IFRS 9 methodology for Ch$138,072 million, the adjustment includes Ch$99,699 million recorded on equity from prior periods and a constitution of provision of Ch$38,373 million recorded on the Consolidated Statement of Income.

Additionally, the adjustment includes a reclassification from line item “Other Assets” for Ch$49,316 million (see (d) “Other Assets”), the remeasurement of the accrual interest reversal of loans classified in Stage III for Ch$6,805 million (See (b.5) Stage III Remeasurement on accrual interest) and adjustment to Government guaranteed students loan portfolio (CAE) for Ch$13,600 million .

The adjustment on Government guaranteed students loan portfolio (CAE), includes Ch$19,242 million on equity and Ch$5,642 million corresponds to income recorded on the Consolidated Statement of Income.

(b.2)            Interbank loans at amortized cost

Includes adjustment of the remeasurement of the provision for loan losses under IFRS 9 methodology on "Interbank loans at amortized cost" for Ch$6 million.

The adjustment is composed of Ch$191 million of provision from prior periods and a Ch$185 million release of provisions recorded on the Consolidated Statement of Income.

(b.3)            Financial instruments at amortized cost

IFRS 9 requires recording the provision for expected credit losses of debt instruments that are recognized at “Amortized cost”.

The adjustment includes the remeasurement of the provision for loan losses under IFRS 9 methodology for instruments at amortized cost of Ch$101 million.

The adjustment is composed of Ch$24 million of provision from prior periods and a constitution of provisions of Ch$77 million recorded on the Consolidated Statement of Income.

(b.4)            Financial instruments at fair value through other comprehensive income

Financial instruments classified at FVOCI are measured at its market value, the changes of its fair value recorded in equity accounts. IFRS 9 requires reclassifying the portion of its fair value corresponding to credit risk from equity to the Income Statement.

The adjustment includes the reclassification of the credit risk of Equity Instruments at FVOCI from other comprehensive income to Provision for loan losses for Ch$2,310 million.

The adjustment is composed of Ch$911 million of provision from prior periods and a released of provisions of Ch$1,399 million recorded on the Consolidated Statement of Income.

(b.5)            Provisions for contingent loans risk

Includes adjustment of the remeasurement of the provision for loan losses under IFRS 9 methodology on " Provisions for contingent loans risk " for Ch$39,775 million

The adjustment is composed of Ch$34,271 million of provision from prior periods and a constitution of provisions of Ch$5,504 million recorded on the Consolidated Statement of Income.

(b.6)            Stage III Remeasurement on accrual interest

Loans classified in Stage 3, accrue interests on a net of provisions for loan losses basis. For local purposes, the Compendium requires that these loans to accrue interests under their normal course until they meet the requirement to suspend the accrual of interest. The adjustment contemplates remeasuring and recording the accrued interests on a net basis of provisions for those operations classified in stage 3.

The adjustment includes a negative impact due to the remeasurement of the accrual interest of Stage III operations for Ch$6,805 million.

(c)         Property, plant, and equipment & Right of use assets under lease agreements

The Compendium establishes that the improvements on leased properties need to be presented under the line item “Right of use assets under lease agreements”. According to IAS 16, given the nature of these asset they should be presented under “Property, plant, and equipment”.

The adjustment corresponds to the reclassification of fixed assets classified under "Right of use asset under lease agreements" to "Property, plant, and equipment" for Ch$24,595 million.

(d)        Other assets

The compendium establishes that the fair value of the hedge item needs to be presented under “Other assets”. According to IFRS 7, the fair value of a hedge item requires to be presents on the same line item of the hedge item.

The adjustment includes the reclassification of the fair value of hedge items of Ch$49,316 million to “Loans and accounts receivable from customers at amortized cost”, “Assets received in lieu of payment” to “Other non-current assets held for sale” for Ch$10,818 million (see letter e) “Other non-current assets held for sale”) and reclassification of shares to “Financial instruments at fair value through profit or loss” of Ch$2 million.

(e)         Other non-current assets held for sale

The Compendium requires to present “Assets received in lieu of payment” on the line item “Other asset”. Also, the Compendium establishes a valuation model that requires recording a valuation provision and to write-off the assets if they are not sold within a 12-month period. IFRS 5 establishes that all assets (and associated liabilities) held for sale must be presented separately, these assets must be presented at the lower between the book value and its fair value. The adjustments include the reversal of write-off of “Assets received in lieu of payment” as they do not comply with IFRS 5.

Includes reclassification of “Assets received in lieu of payment” from line item “Other assets” of Ch$10,818 million and the reversal of write-offs of “Assets received in lieu of payment” recorded over assets that are still held for sale for Ch$4,260 million which includes Ch$1,235 million from prior periods recorded on equity and Ch$3,025 million recorded on the Consolidated Statement of Income.

(f)         Provisions

Additional provisions do not meet the criteria for their measurement according to IAS 37, thus must be reversed. While “Provisions for contingent loans risk” and “Provisions for country risk” are recorded under IFRS9 models (see (b.5) “Provisions for contingent loans risk”).

The Compendium establishes a model and requires recording a “Provisions for country risk”. These provisions are recognized as liabilities in the Provisions line item in the statement of financial position and in the other operating expenses line item in the income statement. For the purpose of reconciliation to IFRS these amounts are reversed as such provision is not in compliance with IFRS 9.

The adjustment corresponds to the reversal of “Additional provisions” for Ch$137,848 million which were established in 2020.

The adjustment of “Provisions for contingent loans risk” includes the reversal of the provision for Ch$44,048 million. The adjustment is composed of Ch$44,947 million from prior periods recorded on equity, Ch$1,042 million loss from exchange differences, and Ch$143 million of provision recorded on the Consolidated Statement of Income.

The reversal of “Provisions for country risk” for Ch$5,072 million is composed of Ch$5,604 million effect from prior periods, a release of previously established provisions in the current period of Ch$318 million and the exchange differences effect recorded on equity of Ch$214 million.

The adjustment to record “Provisions for contingent loans risk” in accordance with IFRS 9 models for Ch$39,775 million includes Ch$34,271 million recorded on equity from prior periods and provision established for Ch$5,504 million recorded on the Consolidated Statement of Income.

(g)        Interest income

In accordance with the Compendium, Financial institutions must suspend the recognition of income on an accrual basis on certain loans included in the impaired portfolio. IFRS do not require to suspend the accrual of interest on financial assets for which an impairment loss has been recognized. The adjustment includes the reversal of suspended accrual interest for Ch$31,436 million, which are subsequently written-off in accordance with the status of the related loan (see adjustment on letter (i)).

Additionally, the adjustment includes the remeasurement of the accrual interest of Stage III operations for Ch$6,805 million (see letter (b.6) “Stage III Remeasurement on accrual interest”) and the recognition of income from Government guaranteed students loan portfolio (CAE)  adjustment for Ch$5,642 million.

(h)        Other operating income

Adjustment includes the reversal of “Provisions for country risk” for Ch$318 million (see letter (f) “Provisions”).

(i)          Provision for loan losses

Includes adjustment corresponding to reversal of “Additional provisions” for Ch$136,262 million, write-offs of operations with suspended accrual interest for Ch$31,436 million, reversal of “Provisions for contingent loans risk” for Ch$143 million, adjustment of the remeasurement of the provision for loan losses under IFRS 9 methodology for Ch$38,373 million on “Loans and accounts receivable from customers at amortized cost”, Ch$185 million for “Interbank loans at amortized cost” and Ch$5,504 million “Provisions for contingent loans risk” and effects of provision for loan losses for Investment Instruments for Ch$1,322 million (See letter (b) Measurement and classification: Provision for loan losses).

(j)          Impairment

The goodwill determined under IFRS 3 for the business combination between Banco Itaú and Corpbanca was estimated under Chilean Bank GAAP for local purposes, but that amount required to be adjusted in order to determine the goodwill under IFRS. Goodwill is adjusted on Ch$42,981 million loss which includes Ch$43,312 million related to prior periods recorded in equity and Ch$331 million related to exchange differences.

During the year ended December 31, 2020, the Bank recognized an impairment loss. The impairment was determined based on the recoverable value less the carrying value (book value) of the investment. The book value is determined based on equity, therefore, to determine the impairment under IFRS, all adjustment with effect on equity were estimated to determine the new book value for each cash generating units.

The adjustment includes the remeasurement of the Goodwill impairment for Ch$43,111 million and Ch$130 million related to exchange differences.

(k)         Other operating expenses

Includes reverse of write-offs of “Assets received in lieu of payment” for Ch$3,025 million. (see letter (e) “Other non-current assets held for sale”)

2.  Effects of conforming to “International Financial Reporting Standards,” IFRS-IASB.

The following is a reconciliation of the consolidated statement of financial position as of December 31, 2020 and the consolidated statements of income and comprehensive income for the year then ended of the Bank under IFRS to Chilean Bank GAAP.

The following reconciliations have been prepared:

a.    Reconciliation of the Consolidated Statements of Financial Position as of December 31, 2020

b.    Reconciliation of the Consolidated Statements of Income for the year ended on December 31, 2020.

c.    Reconciliation of the Consolidated Statements of Comprehensive Income for the year ended on December 31, 2020.

d.    Reconciliation summary of income and other comprehensive income for the year ended December 31, 2020.

2.1 CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2020 AND THE STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2020.

2.1.1 Reconciliation of the Consolidated Statement of Financial Position as of December 31, 2020.

	Chilean	Adjustments and
Consolidated Statements of Financial Position	Bank GAAP	reclassifications	IFRS	Ref
	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	3,089,072	—	3,089,072
Cash items in process of collection	173,192	—	173,192
Financial instruments at fair value through profit or loss	580,369	2,341	582,710	(a.1)
Financial instruments at fair value through other comprehensive income	3,964,720	6,179	3,970,899	(a.2)
Interbank loans at amortized cost	7,115	6	7,121	(b.2)
Loans and accounts receivable from customers at amortized cost	21,685,269	(109,161)	21,576,108	(b.1)
Financial instruments at amortized cost	111,643	(101)	111,542	(b.3)
Investments under resale agreements	105,580	—	105,580
Financial derivative contracts	3,982,803	—	3,982,803
Investments in associates	11,983	(4,834)	7,149	(a.3)
Intangible assets	718,683	—	718,683
Property, plant, and equipment	56,020	24,595	80,615	(c)
Right of use assets under lease agreements	170,603	(24,595)	146,008	(c)
Current taxes	64,699	—	64,699
Deferred taxes	314,112	(1,556)	312,556
Other assets	602,769	(60,136)	542,633	(d)
Other non-current assets held for sale	—	15,078	15,078	(e)
TOTAL ASSETS	35,638,632	(152,184)	35,486,448
LIABILITIES
Deposits and other demand liabilities	6,197,406	—	6,197,406
Cash in process of being cleared	154,232	—	154,232
Obligations under repurchase agreements	638,851	—	638,851
Time deposits and other time liabilities	11,433,064	—	11,433,064
Financial derivative contracts	3,673,591	—	3,673,591
Interbank borrowings	3,798,978	—	3,798,978
Debt instruments issued	6,204,856	—	6,204,856
Other financial liabilities	13,123	—	13,123
Lease contracts liabilities	151,885	—	151,885
Current taxes	1,766	—	1,766
Deferred taxes	237	—	237
Provisions	282,283	(147,193)	135,090	(f)
Other liabilities	700,034	—	700,034
Liabilities directly associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	33,250,306	(147,193)	33,103,113
EQUITY
Attributable to equity holders of the Bank:
Capital	1,862,826	—	1,862,826
Reserves	1,195,849	—	1,195,849
Valuation accounts	25,873	951	26,824
Retained earnings:	(769,137)	(2,114)	(771,251)
Retained earnings from prior years	156,342	(118,809)	37,533
Net loss for the year	(925,479)	116,695	(808,784)
Less: Provision for mandatory dividends	—	—	—
Total equity attributable to equity holders of the Bank	2,315,411	(1,163)	2,314,248
Non-controlling interest	72,915	(3,828)	69,087
TOTAL EQUITY	2,388,326	(4,991)	2,383,335
TOTAL LIABILITIES AND EQUITY	35,638,632	(152,184)	35,486,448

2.1.2 Reconciliation of Consolidated Statement of Income for year ended December 31, 2020.

	Chilean	Adjustments and
Consolidated Statement of Income (Loss)	Bank GAAP	reclassifications	IFRS	Ref
	MCh$	MCh$	MCh$
Interest income	1,519,401	30,273	1,549,674	(g)
Interest expense	(683,237)	—	(683,237)
Net interest income	836,164	30,273	866,437
Fee and commission income	204,378	—	204,378
Fee and commission expense	(63,379)	—	(63,379)
Net fee and commission income	140,999	—	140,999
Net income from financial operations	109,838	1,049	110,887	(a.4)
Net foreign exchange loss	(74,464)	—	(74,464)
Other operating income	65,896	(318)	65,578	(h)
Net operating profit before provision for loan losses	1,078,433	31,004	1,109,437
Provision for loan losses	(528,459)	62,229	(466,230)	(i)
NET OPERATING PROFIT	549,974	93,233	643,207
Personnel salaries and expenses	(292,191)	—	(292,191)
Administrative expenses	(257,753)	—	(257,753)
Depreciation and amortization	(126,444)	—	(126,444)
Impairment	(857,990)	43,111	(814,879)	(j)
Other operating expenses	(93,536)	3,025	(90,511)	(k)
Total operating expenses	(1,627,914)	46,136	(1,581,778)
TOTAL OPERATING LOSS	(1,077,940)	139,369	(938,571)
Loss from investments in associates	(1,339)	(1,455)	(2,794)	(a.4)
Operating loss before income taxes	(1,079,279)	137,914	(941,365)
Income taxes	140,662	(25,452)	115,210
Consolidated loss from continuing operations	(938,617)	112,462	(826,155)
Income (loss) from discontinued operations	—	—	—
TOTAL CONSOLIDATED LOSS FOR THE YEAR	(938,617)	112,462	(826,155)
Attributable to:	—
Equity holders of the Bank	(925,479)	116,695	(808,784)
Non-controlling interest	(13,138)	(4,233)	(17,371)
Losses per share attributable to equity holders of the Bank	—
(in Chilean pesos)	—
Basic losses per share	(1.806)	0.228	(1.578)
Diluted losses per share	(1.806)	0.228	(1.578)

2.1.3 Reconciliation of Consolidated Statement of Comprehensive Income for the year ended December 31, 2020.

	Chilean	Adjustments and
Consolidated Statement of Other Comprehensive Income (Loss)	Bank GAAP	reclassifications	IFRS	Ref
	MCh$	MCh$	MCh$
CONSOLIDATED LOSS FOR THE YEAR	(938,617)	112,462	(826,155)
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY BE
RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS:
Financial instruments at FVTOCI	(9,092)	857	(8,235)	(b.4)
Exchange differences on investment in Colombia and New York branch	(69,699)	(2,072)	(71,771)	(a.2), (f), (j)
Gain from hedge of net investments in foreign operations	80,722	—	80,722
Loss from cash flows hedge	(5,682)	—	(5,682)
Other comprehensive loss before income taxes	(3,751)	(1,215)	(4,966)
	—
Income taxes related to financial instruments at FVTOCI	1,778	(220)	1,558	(a.2)
Income taxes related to hedge of net investment in foreign operations	(21,795)	—	(21,795)
Income taxes related to cash flow hedge	(707)	(2,327)	(3,034)
Income taxes on other comprehensive loss	(20,724)	(2,547)	(23,271)

Other comprehensive loss which may be reclassified subsequently to profit or loss, net of income taxes	(24,475)	(3,762)	(28,237)

OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY NOT BE
RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS:
Defined benefits obligations	(3)	—	(3)
Income taxes related to defined benefits obligations	(19)	—	(19)
Changes in the fair value of equity investments at fair value through other comprehensive income	—	356	356	(a.2)
Other comprehensive income (loss) which may not be reclassified subsequently to profit or loss, net of income taxes	(22)	356	334

TOTAL OTHER COMPREHENSIVE LOSS FOR THE YEAR	(24,497)	(3,406)	(27,903)
CONSOLIDATED COMPREHENSIVE LOSS FOR THE YEAR	(963,114)	109,056	(854,058)
Attributable to:
Equity holders of the Bank	(941,746)	113,046	(828,700)
Non-controlling interest	(21,368)	(3,990)	(25,358)

2.1.4 Reconciliation summary of income and other comprehensive income for the year ended December 31, 2020.

	For the year ended
	December 31, 2020	Ref
	MCh$
CONSOLIDATED INCOME FOR THE YEAR IN ACCORDANCE WITH IFRS	(826,155)	(1)
Adjustment to interest income	(30,273)	(i)
Adjustment to financial instruments at fair value through other comprehensive income	406	(a.4)
Adjustment to provisions	318	(h)
Adjustment to loans and receivables	(62,229)	(i)
Adjustment to Impairment	(43,111)	(j)
Adjustment to assets received in lieu of payment	(3,025)	(k)
Adjustment to income taxes	25,452
CONSOLIDATED INCOME FOR THE YEAR IN ACCORDANCE WITH CHILEAN BANK GAAP	(938,617)

Other comprehensive income (loss) that may be reclassified subsequently to profit or loss
Financial instruments at FVTOCI	(9,092)
Exchange differences on investment in Colombia and New York branch	(69,699)
Gain (loss) from hedge of net investments in foreign operations	80,722
Gain (loss) from cash flow hedge	(5,682)
Other comprehensive income (loss) before income taxes	(3,751)
Income taxes related to financial instruments at FVTOCI	1,778
Income taxes related to hedge of net investment in foreign operations	(21,795)
Income taxes related to cash flow hedge	(707)
Income taxes on other comprehensive income (loss)	(20,724)
Other comprehensive income (loss) which may be reclassified subsequently to profit or loss, net of income taxes	(24,475)	(2)
Defined benefits obligations	(3)
Income taxes related to defined benefits obligations	(19)
Other comprehensive loss which may not be reclassified subsequently to profit or loss, net of income taxes	(22)	(3)
Subtotal before adjustments to other comprehensive income (loss)	(850,652)	(1)+(2)+(3)
Adjustment to financial instruments at fair value through other comprehensive income	1,213	(a.2)
Adjustment to exchange differences on investment in Colombia and New York branch	(2,072)	(a.2), (f), (j)
Adjustment to income taxes	(2,547)	(a.2), (f), (j)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEAR IN ACCORDANCE WITH IFRS	(854,058)	—